

**Bank of America**
**Merrill Lynch**

540 W. Madison Street, Suite 1800
Chicago, IL 60661
USA

### *Treasury Index LinkEd Securities (TILES)*
### *Series 2006-1*
### *TILES Trust No. 2006-1*

| | |
|---|---|
| Statement Date: | 15-Aug-11 |
| Payment Date: | 15-Aug-11 |
| Prior Payment: | 15-Feb-11 |
| Next Payment: | 15-Feb-12 |
| Record Date: | 10-Aug-11 |

*Administrator:*

Steven Orlandino 312.992.5650
steven.orlandino@bankofamerica.com

## *Reporting Package Table of Contents*

| Issue Id: | TILES601 |
|---|---|
| Monthly Data File Name: | TILES601_201108_3.ZIP |

| | |
|---|---|
| Closing Date: | 15-Feb-2006 |
| First Payment Date: | 15-Aug-2006 |
| Rated Final Payment Date: | 15-Feb-2034 |
| Determination Date: | 15-Aug-2011 |

| Trust Collection Period |
|---|
| 2/16/2011 - 8/15/2011 |

---

**Parties to The Transaction**

Depositor: MS Structured Asset Corp
Underwriter: Morgan Stanley & Co. Incorporated
Rating Agency: Standard & Poor's Ratings Services

---

**Information is available for this issue from the following sources**

| | |
|---|---|
| Bank of America Merrill Lynch | www.etrustee.net |

---

**Bank of America Merrill Lynch**

*Treasury Index LinkEd Securities (TILES)*
*Series 2006-1*
*TILES Trust No. 2006-1*

| | |
|---|---|
| Statement Date: | 15-Aug-11 |
| Payment Date: | 15-Aug-11 |
| Prior Payment: | 15-Feb-11 |
| Next Payment: | 15-Feb-12 |
| Record Date: | 10-Aug-11 |

*Grantor Trust*

| Class<br>CUSIP | Original<br>Face Value (1) | Opening<br>Balance<br>Factor per $ 1000 | Principal<br>Payment<br>Factor per $ 1000 | Principal<br>Adj. or Loss<br>Factor per $ 1000 | Negative<br>Amortization<br>Factor per $ 1000 | Closing<br>Balance<br>Factor per $ 1000 | Interest<br>Payment (2)<br>Factor per $ 1000 | Interest<br>Adjustment<br>Factor per $ 1000 | Pass-Through<br>Rate<br>Next Rate(3) |
|---|---|---|---|---|---|---|---|---|---|
| UNITS<br>89465GAA3 | 12,700,000.00 | 12,700,000.00<br>1000.000000000 | 0.00<br>0.000000000 | 0.00<br>0.000000000 | 0.00<br>0.000000000 | 12,700,000.00<br>1000.000000000 | 247,015.00<br>19.450000000 | 0.00<br>0.000000000 | 3.8900000000%<br>2.5900000000% |
| Total | 12,700,000.00 | 12,700,000.00 | 0.00 | 0.00 | 0.00 | 12,700,000.00 | 247,015.00 | 0.00 | |

| | |
|---|---|
| Total P&I Payment | 247,015.00 |

*Notes: (1) N denotes notional balance not included in total (2) Accrued Interest Plus/Minus Interest Adjustment Minus Deferred Interest equals Interest Payment (3) Estimated. * Denotes Controlling Class*

*12-Aug-2011 - 16:26 (4923) © 2011 Bank of America Corporation*

**Page 2 of 10**

**Bank of America Merrill Lynch**

*Treasury Index LinkEd Securities (TILES)*
*Series 2006-1*
*TILES Trust No. 2006-1*

| | |
|---|---|
| Statement Date: | 15-Aug-11 |
| Payment Date: | 15-Aug-11 |
| Prior Payment: | 15-Feb-11 |
| Next Payment: | 15-Feb-12 |
| Record Date: | 10-Aug-11 |

## Cash Reconciliation Summary

### Interest Summary

| | |
|---|---|
| Current Scheduled Interest | 247,015.00 |
| Less Deferred Interest | 0.00 |
| Less PPIS Reducing Scheduled Int | 0.00 |
| Plus Gross Advance Interest | 0.00 |
| Less ASER Interest Adv Reduction | 0.00 |
| Less Other Interest Not Advanced | 0.00 |
| Less Other Adjustment | 0.00 |
| Less Modification Shortfall Amount | 0.00 |
| Total | 247,015.00 |
| **Unscheduled Interest:** | |
| Prepayment Penalties | 0.00 |
| Yield Maintenance Penalties | 0.00 |
| Other Interest Proceeds | 0.00 |
| Total | 0.00 |
| Less Fee Paid To Servicer | 0.00 |
| Less Fee Strips Paid by Servicer | 0.00 |
| | |
| Special Servicing Fees | 0.00 |
| Workout Fees | 0.00 |
| Liquidation Fees | 0.00 |
| Interest Due Serv on Advances | 0.00 |
| Non Recoverable Advances | 0.00 |
| Misc. Fees & Expenses | 0.00 |
| | |
| Total Unscheduled Fees & Expenses | 0.00 |
| Total Interest Due Trust | 247,015.00 |

### Less Fees & Expenses Paid By/To Trust

| | |
|---|---|
| Trustee Fee | 0.00 |
| Fee Strips | 0.00 |
| Misc. Fees | 0.00 |
| Interest Reserve Withholding | 0.00 |
| Plus Interest Reserve Deposit | 0.00 |
| Total | 0.00 |
| Total Interest Due Certs | 247,015.00 |

### Principal Summary

| | |
|---|---|
| **Scheduled Principal:** | |
| Current Scheduled Principal | 0.00 |
| Advanced Scheduled Principal | 0.00 |
| Scheduled Principal | 0.00 |
| **Unscheduled Principal:** | |
| Curtailments | 0.00 |
| Prepayments in Full | 0.00 |
| Liquidation Proceeds | 0.00 |
| Repurchase Proceeds | 0.00 |
| Other Principal Proceeds | 0.00 |
| Total Unscheduled Principal | 0.00 |
| Remittance Principal | 0.00 |
| Remittance P&I Due Trust | 247,015.00 |
| Remittance P&I Due Certs | 247,015.00 |

### Pool Balance Summary

| | Balance | Count |
|---|---|---|
| Beginning Pool | 12,700,000.00 | 1 |
| Scheduled Principal | 0.00 | 0 |
| Unscheduled Principal | 0.00 | 0 |
| Deferred Interest | 0.00 | |
| Liquidations | 0.00 | 0 |
| Repurchases | 0.00 | 0 |
| Ending Pool | 12,700,000.00 | 1 |

### Non-P&I Servicing Advance Summary

| | Amount |
|---|---|
| Prior Outstanding | 0.00 |
| Plus Current Period | 0.00 |
| Less Recovered | 0.00 |
| Less Non Recovered | 0.00 |
| Ending Outstanding | 0.00 |

### Servicing Fee Summary

| | |
|---|---|
| Current Servicing Fees | 0.00 |
| Plus Fees Advanced for PPIS | 0.00 |
| Less Reduction for PPIS | 0.00 |
| Plus Delinquent Servicing Fees | 0.00 |
| Total Servicing Fees | 0.00 |

### Cumulative Prepayment Consideration Received

| | |
|---|---|
| Prepayment Premiums | 0.00 |
| Yield Maintenance | 0.00 |
| Other Interest | 0.00 |

### PPIS Summary

| | |
|---|---|
| Gross PPIS | 0.00 |
| Reduced by PPIE | 0.00 |
| Reduced by Shortfalls in Fees | 0.00 |
| Reduced by Other Amounts | 0.00 |
| PPIS Reducing Scheduled Interest | 0.00 |
| PPIS Reducing Servicing Fee | 0.00 |
| PPIS Due Certificate | 0.00 |

### Advance Summary (Advance Made by )

| | Principal | Interest |
|---|---|---|
| Prior Outstanding | 0.00 | 0.00 |
| Plus Current Period | 0.00 | 0.00 |
| Less Recovered | 0.00 | 0.00 |
| Less Non Recovered | 0.00 | 0.00 |
| Ending Outstanding | 0.00 | 0.00 |

***Treasury Index LinkEd Securities (TILES)***
***Series 2006-1***
***TILES Trust No. 2006-1***

| Statement Date: | 15-Aug-11 |
|---|---|
| Payment Date: | 15-Aug-11 |
| Prior Payment: | 15-Feb-11 |
| Next Payment: | 15-Feb-12 |
| Record Date: | 10-Aug-11 |

## *Bond Interest Reconciliation Detail*

| Class | Accrual | | Opening Balance | Pass-Through Rate | Accrued Certificate Interest | Total Interest Additions | Total Interest Deductions | Distributable Certificate Interest | Interest Payment Amount | Current Period Shortfall Recovery | Remaining Outstanding Interest Shorfalls | Credit Support | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Method | Days | | | | | | | | | | Original | Current (1) |
| UNITS | 30/360 | 180 | 12,700,000.00 | 3.8900000000% | 247,015.00 | 0.00 | 0.00 | 247,015.00 | 247,015.00 | 0.00 | 0.00 | NA | NA |
| | | | | | 247,015.00 | 0.00 | 0.00 | 247,015.00 | 247,015.00 | 0.00 | 0.00 | | |

(1) Determined as follows: (A) the ending balance of all the classes less (B) the sum of (i) the ending balance of the class and (ii) the ending balance of all classes which are not subordinate to the class divided by (A).

*Treasury Index LinkEd Securities (TILES)*
*Series 2006-1*
*TILES Trust No. 2006-1*

| | |
|---|---|
| Statement Date: | 15-Aug-11 |
| Payment Date: | 15-Aug-11 |
| Prior Payment: | 15-Feb-11 |
| Next Payment: | 15-Feb-12 |
| Record Date: | 10-Aug-11 |

## *Bond Interest Reconciliation Detail*

| Class | Prior Interest Due Date | Current Interest Due Date | Additions | | | | | Deductions | | | Distributable Certificate Interest | Interest Payment Amount |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Prior Interest Shortfall Due | Interest Accrual on Prior Shortfall | Prepayment Premiums | Yield Maintenance | Other Interest Proceeds (1) | Allocable PPIS | Deferred & Accretion Interest | Interest Loss Expense | | |
| UNITS | 15-Feb-2011 | 15-Aug-2011 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 247,015.00 | 247,015.00 |
| | | | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 247,015.00 | 247,015.00 |

(1) Other Interest Proceeds are additional interest amounts specifically allocated to the bond(s) and used in determining the Bondholder's Distributable Interest.

**Bank of America**
**Merrill Lynch**

*Treasury Index LinkEd Securities (TILES)*
*Series 2006-1*
*TILES Trust No. 2006-1*

| | |
|---|---|
| Statement Date: | 15-Aug-11 |
| Payment Date: | 15-Aug-11 |
| Prior Payment: | 15-Feb-11 |
| Next Payment: | 15-Feb-12 |
| Record Date: | 10-Aug-11 |

## *Other Related Information*

### Swap Information

| Swap Recipients | Swap Amount Received | Next Swap Rate |
|---|---|---|
| TILES Trust No. 2006-1 | 247,015.00 | 2.59000% |

### Underlying Information

| | |
|---|---|
| Name | Goldman Sachs Capital I 6.345% Capital Securities due February 15, 2034 |
| Cusip | 38143VAA7 |
| Balance | $12,700,000.00 |
| Current Rate | 6.345% |
| Next Rate | 6.345% |
| Amount Received | $402,907.50 |
| Ratings Moody/S&P/Fitch | A3/BBB-/A- |

**Bank of America**
**Merrill Lynch**

*Treasury Index LinkEd Securities (TILES)*
*Series 2006-1*
*TILES Trust No. 2006-1*

| | |
|---|---|
| Statement Date: | 15-Aug-11 |
| Payment Date: | 15-Aug-11 |
| Prior Payment: | 15-Feb-11 |
| Next Payment: | 15-Feb-12 |
| Record Date: | 10-Aug-11 |

## *Other Related Information*

The underlying security issuer or guarantor, as applicable, is subject to the informational requirements of the Exchange Act.  The underlying security issuer or guarantor, as applicable, currently files reports, proxy statements and other information with the SEC. Those periodic reports, current reports and other reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.  The SEC also maintains a website on the internet at http://www.sec.gov at which users can view and download copies of reports, proxy, information statements and other information filed electronically.  In addition, those reports and other information may also be obtained from the underlying security issuer by making a request to the underlying security issuer.

**Bank of America**
**Merrill Lynch**

*Treasury Index LinkEd Securities (TILES)*
*Series 2006-1*
*TILES Trust No. 2006-1*

| | |
|---|---|
| Statement Date: | 15-Aug-11 |
| Payment Date: | 15-Aug-11 |
| Prior Payment: | 15-Feb-11 |
| Next Payment: | 15-Feb-12 |
| Record Date: | 10-Aug-11 |

## Rating Information

| Class | CUSIP | Original Ratings | | | Current Ratings/As of Date(1) | | | |
|---|---|---|---|---|---|---|---|---|
| | | Fitch | Moody's | S&P | Fitch | Moody's | S&P | |
| UNITS | 89465GAA3 | NR | NR | A- | | | BBB- | 12/20/10 |

NR - Designates that the class was not rated by the rating agency.

**(1)** Current ratings provided on this report are based on information provided by the applicable rating agency via electronic transmission. It shall be understood that this transmission will generally have been provided to US Bank within 30 days of the payment date listed on this statement. Because ratings may have changed during the 30 day window, or may not be provided by the rating agency in an electronic format and therefore not being updated on this report, US Bank recommends that investors obtain current rating information directly from the rating agency.

**Bank of America**
**Merrill Lynch**

*Treasury Index LinkEd Securities (TILES)*
*Series 2006-1*
*TILES Trust No. 2006-1*

| | |
|---|---|
| Statement Date: | 15-Aug-11 |
| Payment Date: | 15-Aug-11 |
| Prior Payment: | 15-Feb-11 |
| Next Payment: | 15-Feb-12 |
| Record Date: | 10-Aug-11 |

## *Realized Loss Detail*

| Period | Disclosure Control # | Appraisal Date | Appraisal Value | Beginning Scheduled Balance | Gross Proceeds | Gross Proceeds as a % of Sched. Balance | Aggregate Liquidation Expenses * | Net Liquidation Proceeds | Net Proceeds as a % of Sched. Balance | Realized Loss |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | | | |
| **Current Total** | | | | | | | | | | |
| **Cumulative** | | | | | | | | | | |

\* Aggregate liquidation expenses also include outstanding P&I advances and unpaid servicing fees, unpaid trustee fees, etc..

**Treasury Index LinkEd Securities (TILES)**
**Series 2006-1**
**TILES Trust No. 2006-1**

| | |
|---|---|
| Statement Date: | 15-Aug-11 |
| Payment Date: | 15-Aug-11 |
| Prior Payment: | 15-Feb-11 |
| Next Payment: | 15-Feb-12 |
| Record Date: | 10-Aug-11 |

## *Disclaimer*

*On December 30, 2010, substantially all of the Global Securities Solutions securitization trust administration business of Bank of America, N.A. and its affiliates (collectively, "Bank of America") located in the United States, the United Kingdom and Ireland was acquired by the corporate trust division of U.S. Bank National Association and its affiliates (collectively, "U.S. Bank"). As a result of the acquisition, substantially all of the relationships of the Global Securities Solutions securitization trust administration business are being administered by U.S. Bank, with transitional assistance from Bank of America. The securitization trust administration functions and roles that are being transitioned include, but are not limited to, Bank of America's roles and duties as trustee, securities administrator, paying agent, collateral agent, custodian, security registrar, calculation agent and depositary. Succession by U.S. Bank of securitization trust administration roles from Bank of America shall be subject to satisfaction of any applicable requirements or conditions set forth in the applicable agreements. During the transition period, until further notice is provided, all communications and any other ongoing activities regarding the securitization trust administration business should continue to be made through your current Bank of America contacts. Should you have any questions in relation to either this notice or the servicing of your account, please contact the applicable Transaction Manager.*